UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MOOG INC.
(Exact name of registrant as specified in its charter)

New York	1-5129	16-0757636
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

400 Jamison Road	East Aurora,	New York	14052-0018
(Address of principal executive offices)			(Zip Code)

Jennifer Walter	(716) 652-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Moog Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2022 to December 31, 2022.

A copy of Moog's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.moog.com/investors/corporate-governance-guidelines/policy-statement---regarding-conflict-minerals/.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01, Moog is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Section 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 Conflict Minerals Report of Moog Inc as required by items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MOOG INC.

By:	/s/ Jennifer Walter	Dated: May 30, 2023
Name:	Jennifer Walter
Vice President
Chief Financial Officer